Via Facsimile and U.S. Mail
Mail Stop 6010

May 26, 2006

Mr. Brian A. Markison
President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN  37620

> **Re:     King Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Three Months Ended March 31, 2006**
> **File No. 1-15875**

Dear Mr. Markison:

We have limited our review of your filing to the issues we have addressed in our comments.  In our comments, we ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 71

1.     It appears that your accounts receivables have increased at a rate faster than your revenues resulting in an increased number of day's sales in accounts receivable from December 31, 2004, to December 31, 2005, and to March 31, 2006.  Please provide to us in a disclosure-type format a discussion explaining the causes for the increase in day's sales outstanding.  In your response, please provide your

standard credit terms and reconcile day's sales in accounts receivable to those credit terms. Please explain any changes in credit terms, collection efforts, credit utilization or delinquency. In addition, please explain why your allowance for doubtful accounts has declined while gross receivables balances have increased.

Form 10-Q for the three months ended March 31, 2006

Financial Statements

Note 10: Accounting Developments, page 21

2.   You disclose that each of your facilities is operating at normal capacity as defined in SFAS 151. On page 10 of your 2005 Form 10-K you indicate that capacity utilization at your Bristol facility was approximately 30% while at your Rochester facility utilization was approximately 20%. Please explain to us how you determined that the utilization of these two facilities represent normal capacity. In your response, please ensure you address the requirements from paragraph 5 of ARB 43, as amended by SFAS 151, to consider expected capacity under normal circumstances and to consider industry-specific factors. Please explain to us why you believe that 20% and 30% capacity figures are within the range of normal capacity for pharmaceutical manufacturers.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant